Exhibit 99.1

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102

1.             Name and Address of Company

Gold Reserve Inc. (“Gold Reserve” or the “Company”)
926 W. Sprague Avenue, Suite 200
Spokane, Washington
99201

2.             Date of Material Change

November 4, 2016

3.             News Release

A news release announcing the material change described herein was issued through CNW Group at Spokane, Washington and filed on SEDAR on November 4, 2016.

4.             Summary of Material Change

The Company has entered into an amendment to the settlement agreement ("Settlement Agreement") previously entered into with the Bolivarian Republic of Venezuela ("Venezuela") to revise the payment schedule contemplated thereby. The Company and Venezuela have also taken steps to establish the mixed (joint venture) company Empresa Mixta Ecosocialista Siembra Minera, S.A.(the “Mixed Company”) that will develop the Brisas-Cristinas gold copper project in southeastern Venezuela.

5.             Full Description of Material Change

5.1     Full Description of Material Change

Under the terms of the original Settlement Agreement, Venezuela was to pay Gold Reserve US$600,000,000 on or before October 31, 2016 and US$169,681,823 on or before December 31, 2016 to satisfy of the arbitral award granted in favor of the Company by the International Centre for Settlement of Investment Disputes and Venezuela also agreed to pay the Company an aggregate of US$240,000,000 for its technical mining data related to the Brisas property in instalments, with the last instalment to be paid on or before October 31, 2017.

The parties have agreed to a revised payment schedule under which Venezuela will make a first payment of US$300,000,000 on or before November 30, 2016, a second payment of US$469,681,823 on or before January 3, 2017, a third payment of US$50,000,000 on or before January 31, 2017, a fourth payment of US$100,000,000 on or before February 28, 2017 and a final payment of $90,000,000 on or before June 30, 2017.

On October 28, 2016 Gold Reserve and representatives of Venezuela also convened the first meeting of the board of directors of the Mixed Company, of which Gold Reserve owns 45% and Venezuela owns 55%, to immediately initiate the development plan of the mine activities needed to commence construction as soon as possible.

5.2     Disclosure for Restructuring Transactions

Not Applicable.

6.             Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.             Omitted Information

Not Applicable.

8.             Executive Officer

A. Douglas Belanger
President
(509) 623-1500

9.             Date of Report

November 10, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This material change report contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the Settlement Agreement, as amended, and the development of the Brisas Cristinas project. Forward-looking statements are necessarily based upon number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation Venezuela’s ability to fund the contemplated payments to the Company pursuant to the Settlement Agreement, the ability of Venezuela and the Company to arrange financing for the anticipated capital costs of the Brisas Cristinas project and the risk that the development of the Brisas Cristinas project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

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